Exhibit 99.5

Security Class Holder Account Number ------- Fold Form of Proxy - Annual General and Special Meeting to be held on May 26, 2022 This Form of Proxy is solicited by and on behalf of Management. Notes to proxy 1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the Management Nominees whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated. 3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. 4. If a date is not inserted in the space provided on the reverse of this proxy, it will be deemed to bear the date on which it was mailed to the holder by Management. 5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, and the proxy appoints the Management Nominees listed on the reverse, this proxy will be voted as recommended by Management. 6. The securities represented by this proxy will be voted in favour, or withheld from voting, or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for. If you have specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting and Management Information Circular or other matters that may properly come before the meeting or any adjournment or postponement thereof, unless prohibited by law. 8. This proxy should be read in conjunction with the accompanying documentation provided by Management. Proxies submitted must be received by 10:00 am, Vancouver Time, on May 24, 2022. VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! ------- Fold To Vote Using the Telephone • Call the number listed BELOW from a touch tone telephone. 1-866-732-VOTE (8683) Toll Free To Vote Using the Internet • Go to the following web site: www.investorvote.com • Smartphone? Scan the QR code to vote now. To Receive Documents Electronically • You can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com.
If you vote by telephone or the Internet, DO NOT mail back this proxy. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management Nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER

Appointment of Proxyholder

I/We being holder(s) of securities of First Majestic Silver Corp. (the "Company") hereby appoint: Thomas Fudge, Jr., or failing this person, Keith Neumeyer (the "Management Nominees")

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the holder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and on all other matters that may properly come before the Annual General and Special Meeting of shareholders of the Company to be held at The Sutton Place Hotel, 845 Burrard Street, Vancouver, British Columbia V6Z 2K6 on May 26, 2022 at 10:00 am, Vancouver Time and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. **Number of Directors** To set the number of Directors at seven (7).	☐	☐

2. **Election of Directors**

	For	Withhold		For	Withhold		For	Withhold
01. Keith Neumeyer	☐	☐	02. Marjorie Co	☐	☐	03. Thomas Fudge, Jr.	☐	☐
04. Ana Lopez	☐	☐	05. Raymond Polman	☐	☐	06. Jean des Rivières	☐	☐
07. Colette Rustad	☐	☐						

Fold

	For	Withhold
3. **Appointment of Auditors** Appointment of Deloitte LLP as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐

	For	Against
4. **Approval of Long Term Incentive Plan** To approve by ordinary resolution approving the adoption of the Long Term Incentive Plan of the Company and the reservation of shares for issuance thereunder, set out in the section of the Information Circular entitled "Approval of Long Term Incentive Plan".	☐	☐

	For	Against
5. **Say on Pay Advisory Vote** Approval of an advisory resolution with respect to the Company's approach to executive compensation, as more particularly set out in the section of the Information Circular entitled "Advisory Vote on Executive Compensation".	☐	☐

Fold

Signature of Proxyholder

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, and the proxy appoints the Management Nominees, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

Information Circular - Mark this box if you would like to receive the Information Circular by mail for the next securityholders' meeting. ☐

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